SEC FILE NUMBER
001-32959

CUSIP NUMBER
G0129K 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Aircastle Limited

Full Name of Registrant

Former Name if Applicable

300 First Stamford Place, 5th Floor,

Address of Principal Executive Office (Street and Number)
Stamford, Connecticut 06902

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
On November 6, 2008, the management of the Registrant concluded, with the approval of the Audit Committee of the Registrant’s Board of Directors, that its previously filed consolidated financial statements contained in our March 31, 2008 and June 30, 2008 Quarterly Reports on Forms 10-Q and our December 31, 2007 Annual Report on Form 10-K, as well as the related report of the Registrant’s independent registered public accounting firm, should no longer be relied upon. Registrant’s management determined that the Company’s previously filed consolidated statements of cash flows should be restated to (a) eliminate certain non-cash activities related to maintenance payments, security deposits and advance lease rentals from the operating and investing activity sections and (b) reclassify certain maintenance payments and security deposits from operating activities to financing activities.

Currently, the Registrant is completing its work on the aforementioned restatement of previously filed financial statements. Any adjustments applicable to prior periods may affect data relevant to the statements of cash flows for the period ended September 30, 2008. If the Registrant were to make a timely filing of its Form 10-Q for the period ended September 30, 2008, before completion of the restatement of previously filed financial statements, the Registrant could potentially be obliged to adjust its September 30, 2008 filing, causing confusion to the public.

The Registrant expects to complete the filing of its Form 10-Q for the period ended September 30, 2008 within the period specified in clause (b) of Part II above.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael Inglese	203	504-1020
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aircastle Limited
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 7, 2008	By:	/s/ Michael Inglese

Name: Michael Inglese
Title: Chief Financial Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).